Eaton Corporation plc
First Quarter 2018 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Three months ended March 31	Year ended December 31
(Millions of dollars)	2018	2017	2016	2015	2014	2013
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$565	$3,368	$2,118	$2,133	$1,762	$1,870
Adjustments
(Income) loss of equity investees	7	(1)	(14)	(11)	(6)	2
Distributed income of equity investees	—	7	9	9	4	77
Interest expensed	80	273	240	237	250	290
Amortization of debt issue costs	2	7	7	8	9	10
Estimated portion of rent expense representing interest	20	74	73	75	81	80
Amortization of capitalized interest	3	11	12	10	14	13
Adjusted income from continuing operations before income taxes	$677	$3,739	$2,445	$2,461	$2,114	$2,342
Fixed charges
Interest expensed	$80	$273	$240	$237	$250	$290
Interest capitalized	4	11	12	13	13	11
Amortization of debt issue costs	2	7	7	8	9	10
Estimated portion of rent expense representing interest	20	74	73	75	81	80
Total fixed charges	$106	$365	$332	$333	$353	$391

Ratio of earnings to fixed charges	6.39	10.24	7.36	7.39	5.99	5.99